March 3, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 7010
Washington, D.C.  20549

Attention:  Jeffrey Gordon, Staff Accountant

RE:         Casella Waste Systems, Inc.
Form 10-K for the fiscal year ended April 30, 2010
Forms 10-Q for the periods ended July 31, 2010 and October 31, 2010
File No. 0-23211

Ladies and Gentlemen:

This letter is submitted in response to the comments contained in a letter dated February 3, 2011 (the “Letter”) from Jeffrey Gordon, Staff Accountant, of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Edwin D. Johnson, Senior Vice President & Chief Financial Officer, Treasurer of Casella Waste Systems, Inc.  The responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.

FORM 10-K FOR THE YEAR ENDED APRIL 30, 2010

General

1.                                       Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response:

Where appropriate, we are setting forth below the revisions to our previous disclosure that we included in our Quarterly Report on Form 10-Q for the quarter ended January 31, 2011, which we have filed on March 3, 2011 (the “3Q 10-Q”) and proposed revisions that we will include in our Annual Report on Form 10-K for the fiscal year ending April 30, 2011 (the “2011 10-K”). We note, however, that the proposed disclosures that we currently intend to include in the 2011 10-K may change to reflect then current facts and circumstances.

Liquidity and Capital Resources, page 42

2.                                       We note that your Second Lien Notes and Senior Subordinated Notes contain certain covenants.  In future filings, please indicate whether you are in compliance with the covenants related to the Senior Subordinated Notes.  In addition, please quantify any required covenants per the agreements.  If in the future it ever becomes reasonably likely that you may violate any material covenants related to any debt, please disclose the covenant requirement, and your actual performance relative to the covenant.

Response:

The Second Lien Notes and Senior Subordinated Notes contain no affirmative financial covenants; however, the indentures governing such notes do contain negative covenants which, among other things, restrict our ability to sell assets, pay dividends, repurchase stock, incur debt, grant liens and issue preferred stock.  In the 3Q 10-Q, we provided the following disclosure in the Liquidity and Capital Resources section of Management’s Discussion and Analysis:

Although the Second Lien Notes and Senior Subordinated Notes indentures do not contain financial ratio covenants, they do contain certain negative covenants which restrict, among other things, our ability to sell assets, pay dividends, repurchase stock, incur debt, grant liens and issue preferred stock.  As of January 31, 2011, we were in compliance with all covenants under the indentures and we do not believe that these restrictions impact our ability to meet future liquidity needs.

In the future, if it becomes reasonably likely that we would violate a material covenant of our outstanding debt, we would provide additional disclosure regarding that covenant and our performance relative to the covenant.

In addition, in the 3Q 10-Q, we provided the following supplemental disclosure describing negative covenants contained in our Senior Secured Credit Facility agreement:

In addition to the financial ratio covenants described above, the senior secured credit facility also contains a number of important negative covenants which restrict, among other things, our ability to sell assets, pay dividends, repurchase stock, incur debt, grant liens and issue preferred stock.

Critical Accounting Policies and Estimates, page 46

Goodwill and Other Intangible Assets, page 48

3.                                       To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value, and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please revise future filings to provide the following disclosures for each reporting unit:

•                  The percentage by which fair value exceeds carrying value as of the most-recent step-one test;

•                  The amount of goodwill allocated to the reporting unit;

•                  A description of the assumptions that drive the estimated fair value;

•                  A discussion of any uncertainties associated with the key assumptions.  For example, to the extent that you have included assumptions in your discounted cash flow model that deviate from your historical results, please include a discussion of these assumptions;

•                  A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value; and

•                  Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

If you have determined that the estimated fair values substantially exceed carrying values for your reporting units, please disclose that determination in future filings.  Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Codification of Financial Reporting Policies for guidance.

Response:

As previously disclosed in our Form 10-K for the year ended April 30, 2010, we assess our goodwill for impairment annually at the end of each fiscal year unless circumstances warrant interim assessment.  In the 2011 10-K, which will be filed after our annual assessment is performed, we will revise our existing goodwill disclosure to include a percentage range by which the fair value exceeds the carrying value of our reporting units as follows:

As of April 30, 2011, we determined that the indicated fair value of each of our reporting units exceeds its carrying value by a range of XX% and XX%, and, as such, we noted no indicators of impairment at any of our reporting units.

In the event that our annual assessment indicates that any individual reporting unit’s fair value does not substantially exceed its carrying value, we will expand the disclosure noted above to indicate the specific reporting unit and the amount of goodwill associated with the reporting unit, as well as provide additional disclosure regarding our underlying assumptions and the related uncertainties.  We will also include similar disclosure in interim filings in the future if and to the extent, that circumstances require us to perform interim assessments of our goodwill.

Recovery of Long-Lived Assets, page 48

4.                                       In the interest of providing readers with a better insight into management’s judgments in accounting for long-lived assets, please disclose the following:

•                  How you group long-lived assets for impairment and your basis for that determination;

•                  Please disclose how you determine when property, plant and equipment should be tested for impairment and how frequently you evaluate the types of events and circumstances that may indicate impairment;

•                  Sufficient information to enable a reader to understand better the method you apply in estimating the fair value of your long-lived assets;

•                  For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups; and

•                  Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes.

Response:

We do not generally update critical accounting policies in our interim filings in the absence of a material change in those policies.  Because we have not changed our policies with respect to recovery of long-lived assets, we did not include disclosure on this topic in the 3Q 10-Q.  In the 2011 10-K, we will revise our disclosure in the Critical Accounting Policies and Estimates section of Management’s Discussion and Analysis and in the footnotes to our consolidated financial statements as follows:

Asset Impairments

We continually consider whether events or changes in circumstances have occurred that may warrant revision of the estimated useful lives of our long-lived assets (other than goodwill) or whether the remaining balances of those assets should be evaluated for possible impairment.  Long-lived assets include, for example, capitalized landfill costs, other property and equipment, and identifiable intangible assets.  Events or changes in circumstances that may indicate that an asset may be impaired include the following:

•                  A significant decrease in the market price of an asset or asset group,

•                  A significant adverse change in the extent or manner in which an asset or asset group is being used or in its physical condition,

•                  A significant adverse change in legal factors or in the business climate that could affect the value of an asset or asset group, including an adverse action or assessment by a regulator,

•                  An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset,

•                  A current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group,

•                  A current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life, or

•                  An impairment of goodwill at a reporting unit.

There are certain indicators listed above that require significant judgment and understanding of the waste industry when applied to landfill development or expansion.  For example, a regulator may initially deny a landfill expansion permit application although the expansion permit is ultimately granted.  In addition, management may periodically divert waste from one landfill to another to conserve remaining permitted landfill airspace.  Therefore, certain events could occur in the ordinary course of business and not necessarily be considered indicators of impairment due to the unique nature of the waste industry.

If an impairment indicator occurs, we perform a test of recoverability by comparing the carrying value of the asset or asset group to its undiscounted expected future cash flows.  We group our long-lived assets for this purpose at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets or asset groups. If the carrying values are in excess of undiscounted expected future cash flows, we measure any impairment by comparing the fair value of the asset or asset group to its carrying value.

To determine fair value we use discounted cash flow analyses and estimates about the future cash flows of the asset or asset group.  This analysis includes a determination of an appropriate discount rate, the amount and timing of expected future cash flows and growth rates.  The cash flows employed in our discounted cash flow analyses are typically based on financial forecasts developed internally by management.  The discount rate used is commensurate with the risks involved.  We may also rely on third party valuations and or information available regarding the market value for similar assets.

If the fair value of an asset or asset group is determined to be less than the carrying amount of the asset or asset group, impairment in the amount of the difference is recorded in the period that the impairment occurs.  Estimating future cash flows requires significant judgment and projections may vary from the cash flows eventually realized.

Note 11 — Commitments and Contingencies, page 79

5.                                       With respect to each of the legal proceedings that you are currently involved in, please revise your disclosure to ensure you identify (i) any and all damages sought, and (ii) the possible loss or range of loss when there is at least a reasonable possibility that a loss or an additional loss in excess of amounts accrued may have been incurred.  If you have determined that it is not possible to estimate the range of loss, please provide an explanation as to why this is not possible.  Refer to FASB ASC 450-20-50-3 and 450-20-50-4.

Response:

In future annual and interim filings, as applicable, we will include, where relevant, in our Commitment and Contingencies footnote, a statement of damages sought and indicate a range of loss where there is at least a reasonable possibility that a loss may occur.  In the 3Q 10-Q we included the following disclosure in response to the Staff’s comment:

6.               COMMITMENTS AND CONTINGENCIES

(a)              Legal Proceedings

In the normal course of our business and as a result of the extensive governmental regulation of the solid waste industry, we are subject to various judicial and administrative proceedings involving state or local agencies.  In these proceedings, an agency may seek to impose fines or to revoke or deny renewal of an operating permit held by us.  From time to time, we may also be subject to actions brought by special interest or other groups, adjacent landowners or residents in connection with the permitting and licensing of landfills and transfer stations, or alleging environmental damage or violations of the permits and licenses pursuant to which we operate.  In addition, we are party to various claims and suits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of the waste management business.

In accordance with ASC 450-20, we accrue for legal proceedings when losses become probable and reasonably estimable.  As of the end of each applicable reporting period, we review each of our legal proceedings to determine whether it is probable, reasonably possible or remote that a liability has been incurred and, if it is at least reasonably possible, whether a range of loss can be reasonably estimated under the provisions of ASC 450-20-25-2.  In instances where we determine that a loss is probable and we can reasonably estimate a range of losses we may incur with respect to such a matter, we record an accrual for the amount within the range that constitutes our best estimate of the possible loss.  If we are able to reasonably estimate a range but no amount within the range appears to be a better estimate than any other, we record an accrual in the amount that is the low end of such range.  When a loss is reasonably possible but not probable we will not record an accrual but we will disclose our estimate of the possible range of loss where such estimate can be made in accordance with ASC 450-20-25-3.  As of January 31, 2011, there were no accruals established related to our outstanding legal proceedings.

We offer no prediction of the outcome of any of the proceedings or negotiations described below.  We are vigorously defending each of these lawsuits and claims.  However, there can be no guarantee we will prevail or that any judgments against us, if sustained on appeal, will not have a material adverse effect on our business, financial condition, results of operations or cash flows.

CRMC Bethlehem, LLC Litigation

CRMC Bethlehem, LLC and Commonwealth Bethlehem Energy, LLC (collectively, “CRMC”), have filed claims in the US District Court for the District of New Hampshire against NCES.  CRMC seeks declaratory and injunctive relief and damages in the amount of approximately $1,500.  CRMC alleges that NCES has breached the terms of a Gas Lease and Easement Agreement by and between CRMC and NCES, entered into on September 10, 1998, as amended on March 1, 2000 (the “Gas Lease”).  CRMC alleges that NCES has inappropriately interfered with CRMC rights pursuant to the Gas Lease to develop a landfill gas-to-energy project to be sited on the Landfill.  CRMC also alleges that NCES has violated the terms of an Operations and Maintenance Agreement in operating the landfill gas management system.  NCES denies these allegations, and intends to vigorously defend against these claims.  We believe that a loss in the range of zero to $250 is reasonably possible but not probable.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 31, 2010

General

6.                                       Please address the above comments in your interim filings as well, as applicable.

Response:

We will address the above comments in our interim filings, as applicable.

*   *   *

In connection with this response to the Comment Letter, we acknowledge to you that:

•                  we are responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (802) 772-2241.

Sincerely,

/s/ Edwin D. Johnson
Edwin D. Johnson
Senior Vice President &
Chief Financial Officer, Treasurer